*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (03092018)

March 9, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-36550

Dear Ladies and Gentlemen:

As discussed in our telephonic conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 22, 2018 and March 1, 2018, this letter (i) supplements our response dated December 15, 2017 to the Staff’s letter dated November 9, 2017, to Par Pacific Holdings, Inc. (the “Company” or “Par”), transmitting the comments of the Staff relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016 (the “2016 Form 10-K”), and (ii) addresses the Staff’s concerns with respect to the reserves of Laramie Energy, LLC (“Laramie”) disclosed in the 2016 Form 10-K and to be disclosed in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2017 (the “2017 Form 10-K”).

As requested by the Staff, attached as Exhibit A is information from the Company’s preliminary 2017 reserve report (the “2017 reserve report”) with respect to the PUDs as of December 31, 2017 and their respective booking and estimated drilling/completion dates.

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2017 Reserve Report

In preparing the reserve report that will include the reserves of Laramie and that will be filed with the 2017 Form 10-K1, Par acknowledges the Staff’s concerns regarding Laramie’s low historical conversion rates with respect to proved undeveloped (“PUD”) reserves. Accordingly, Par and its reserve engineer, Netherland, Sewell & Associates, Inc. (“NSAI”), have taken into account comments received from the Staff during the preparation of the 2017 reserve report.

In recognition of the potential impact of recent commodity price volatility and Par’s position as an equity interest owner without control of Laramie’s operations, Par has decided to base its determination of Laramie’s PUD reserves at year end 2017 on only a two year drilling and three year completion time horizon.2 This decision is also meant to address the Staff’s concerns regarding Laramie’s low historical conversion rates to ensure that Laramie’s reserves will comply with the reasonable certainty requirement of Rule 4-10(a)(22) of Regulation S-X and with the requirement relating to the adoption of a development plan in Rule 4-10(a)(31)(ii) of Regulation S-X.

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Par acknowledges that the 2017 reserve report includes PUDs with booking dates of 2017. As previously disclosed to the Staff, and as further discussed below, Laramie amended its primary gathering contracts that resulted in significant changes to the development plan reflected in the 2016 reserve report. In addition, Laramie has also faced unusually dry weather and a permitting delay associated with Laramie’s construction of a water storage pond, which also caused changes to the previously reported development plan. Further, Laramie’s primary method of drilling and completion has significantly changed (from a three column approach to a two column approach per section) which has resulted in different drilling sites. Par acknowledges the Staff’s comment that each drill site/well should be identified and tracked on an individual basis, and has developed its 2017 reserve report accordingly.

[1]	The amounts described in this letter represent Par’s 42.3% equity interest in Laramie, except that the anticipated capital expenditures contemplated by the 2017 reserve report described in the fourth paragraph of this section are for 100% Laramie. Par’s ownership interest in Laramie declined from 42.3% to 39.14% on February 28, 2018.
[2]	Based on Laramie’s current and planned two rig program.

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Through March 6, 2018, Laramie had already drilled 25 and completed 22 (or 10% of reported PUDs as of December 31, 2017) of the PUD locations included in the 2017 reserve report and related 2018 development plan. This level of activity is expected to be consistent during 2018 and result in a PUD conversion ratio of approximately 50% for 2018. We believe our expectations are reasonable because 57 of the PUD locations included in the 2017 reserve report and 2018 development plan are drilled but uncompleted wells that require substantially less capital to convert to proved developed status.

In addition, Par’s internal control procedures have historically included participating in Laramie’s quarterly board meetings and reviewing Laramie’s annual development plan to understand Laramie’s planned capital expenditures and how such expenditures coincide with the development and classification of reserves. During the preparation of the 2017 Form 10-K, Par enhanced its internal control procedures related to its reserves disclosures by forming a reserves committee. The committee, in conjunction with the information received from participating in Laramie’s quarterly board meetings, reviews Par’s PUD reserves and the related development plan annually in connection with the preparation of the annual reserve report and on a quarterly basis to ensure PUDs are developed in accordance with the annual reserve report and related development plan.

The shorter development plan (two year drilling, three year completion), combined with the acceleration of Laramie’s PUD development expenditures and conversion rate during 2017 and to date in 2018 and the enhancement of Par’s internal control procedures related to its reserves disclosures, led Par and NSAI to conclude that the PUD wells included in the 2017 reserve report will comply with the reasonable certainty requirement of Rule 4-10(a)(22) of Regulation S-X and with the requirement relating to the adoption of a development plan as set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

2016 Reserve Report

The 2017 development plan was adopted during the fourth quarter of 2016 in connection with the preparation of the 2016 reserve report and called for Laramie to drill and complete 31 PUD wells in 2017. Most of the 30 PUD wells that Laramie drilled and completed during 2017 were not the same as those identified in the 2017 development plan, but these PUDs reserves nevertheless represent 22 Bcfe and $9.2 million of PV10, or 9%, 11%, and 26%, respectively, of wells, Bcfe, and PV10 associated with the PUD reserves included in the 2016 reserve report.

In addition to the 30 PUD wells that were drilled and completed in 2017, Laramie also drilled 103 and completed 44 other wells during 2017. These other probable wells would have qualified as PUDs from a geological or technical perspective had they been included in the 2017

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development plan. All of the probable wells that were completed during 2017 were successfully converted to proved developed status. Drilling and completing certain of these probable wells was a deviation from the 2017 development plan primarily caused by amendments to Laramie’s primary gathering contracts after the adoption of the 2017 development plan that required Laramie to drill these wells in exchange for significant economic incentives. As described above, unusually dry weather and a permitting delay also contributed to the deviation from the 2017 development plan after adoption.

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[3]	Approximately 98% of Par’s total proved reserves as of December 31, 2016 were located in the Mesaverde formation of the Piceance Basin, which Laramie and Par have determined to be a single field as defined in Regulation S-X 4-10(a)(15). All of the oil and gas assets held by Laramie and more than 99% of the oil and gas assets held by Par are located in the Mesaverde Formation. Par and Laramie believe the Mesaverde to be a “resource play” due to Laramie’s 100% success rate in converting reserves during its history. A resource play is generally described as an expansive contiguous geographical area with prospective crude oil and natural gas resources that has the potential to be developed uniformly with repeatable commercial success.

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Conclusion

While Laramie’s drilling and completions activity did not closely adhere to the specific locations included in its 2017 development plan for the reasons described above, it did drill over 96% of the number of PUDs (30 of 31) that were identified in its 2017 development plan. Laramie also drilled a substantial number of probable wells that would have qualified as PUDs from a geological or technical perspective and were successfully converted to proved developed status during 2017. As a result, except as described in the preceding paragraph, we believe that the PUD wells included in the 2016 reserve report at the time of the adoption of the 2017 development plan complied with the reasonable certainty requirement of Rule 4-10(a)(22) of Regulation S-X. Going forward, we believe the shorter development plan (two year drilling, three year completion), combined with the increased pace of Laramie’s recent development and Par’s process enhancements, ensure that the PUD wells included in the 2017 reserve report comply with the reasonable certainty requirement of Rule 4-10(a)(22) of Regulation S-X and with the requirement relating to the adoption of a development plan as set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Par Pacific Holdings, Inc. (03092018)

Exhibit A

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